333-06690

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2002.

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Total number of pages: 9

Page number of exhibit list: 2

EXHIBIT LIST

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

Date: July 26, 2002

By: [signature]
Name: Kin-Man Lee
Title: Vice President, Corporate Controller

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF INCOME
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		*Six months ended*	
	June 30 2002	*June 30 2001*	*June 30 2002*	*June 30 2001*
REVENUES	$ 224,881	$ 220,301	$ 424,885	$ 419,334
OPERATING EXPENSES				
Wages and employee benefits	81,532	81,268	161,199	162,599
Newsprint	26,848	35,005	51,926	66,084
Other operating expenses	51,959	51,054	102,640	102,510
	160,339	167,327	315,765	331,193
OPERATING INCOME BEFORE THE UNDERNOTED	64,542	52,974	109,120	88,141
Restructuring costs (note 2)	-	11,500	-	11,500
Depreciation and amortization (note 3)	6,269	12,144	12,593	23,362
Financial expenses	8,476	10,354	17,445	22,128
Dividend income (note 4)	(49,863)	-	(99,726)	-
	(35,118)	33,998	(69,688)	56,990
INCOME BEFORE INCOME TAXES & NON-CONTROLLING INTEREST	99,660	18,976	178,808	31,151
Income taxes	17,429	7,401	27,679	12,148
Non-controlling interest	324	303	546	521
NET INCOME	$ 81,907	$ 11,272	$ 150,583	$ 18,482

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		*Six months ended*	
	June 30 2002	*June 30 2001*	*June 30 2002*	*June 30 2001*
BALANCE - BEGINNING OF PERIOD	$ 143,339	$ 102,917	$ 144,442	$ 95,707
Net income for the period	81,907	11,272	150,583	18,482
Dividends on common stock	(31,930)	-	(70,945)	-
Interest on convertible obligation net of tax (note 4)	(30,534)	-	(61,068)	-
Adjustment on related party transaction (note 5)	-	-	(230)	-
BALANCE - END OF PERIOD	$ 162,782	$ 114,189	$ 162,782	$ 114,189

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(Thousands of Canadian dollars)

	Three months ended		*Six months ended*	
	June 30 2002	*June 30 2001*	*June 30 2002*	*June 30 2001*
Cash provided by (used for):				
OPERATIONS				
Net income	$ 81,907	$ 11,272	$ 150,583	$ 18,482
Items not involving cash:				
Depreciation of fixed assets	6,230	6,739	12,513	12,613
Amortization of goodwill & deferred charges	39	5,405	80	10,749
Future income taxes	1,750	1,704	2,750	2,797
Non-controlling interest	324	303	546	521
Other	(32)	332	315	734
	90,218	25,755	166,787	45,896
Changes in non-cash operating working capital	12,706	140	8,432	(4,072)
Change in receivable from Quebecor Media Inc. relating to dividend income (note 4)	(49,862)	-	20,822	-
Cash provided by operating activities	53,062	25,895	196,041	41,824
FINANCING				
Interest paid on convertible obligation (note 4)	-	-	(117,173)	-
Long-term debt	1,227	-	1,371	16,409
Repayment of long-term debt	(37,738)	(22,282)	(37,738)	(40,647)
Dividends on common stock	(31,930)	-	(70,945)	-
Other	(218)	(225)	(436)	(422)
Cash used in financing activities	(68,659)	(22,507)	(224,921)	(24,660)
INVESTMENTS				
Investment in related company (note 5)	-	-	(756)	-
Additions to fixed assets	(867)	(5,409)	(2,131)	(11,770)
Proceeds from disposal of assets	378	16	968	47
Other	925	-	925	(9)
Cash used in investing activities	436	(5,393)	(994)	(11,732)
INCREASE (DECREASE) IN CASH	(15,161)	(2,005)	(29,874)	5,432
CASH - BEGINNING OF PERIOD	24,455	10,884	39,168	3,447
CASH - END OF PERIOD	$ 9,294	$ 8,879	$ 9,294	$ 8,879

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEET
(Unaudited)
(Thousands of Canadian dollars)

	June 30 2002	*December 31 2001*
ASSETS		
CURRENT ASSETS		
Cash	$ 9,294	$ 39,168
Accounts receivable	106,926	110,371
Inventories	10,462	12,010
Prepaid expenses	5,827	3,507
Receivable from Quebecor Media Inc. (note 4)	74,520	95,342
Future income taxes	4,341	4,341
	211,370	264,739
FIXED ASSETS	215,635	227,199
INVESTMENT IN QUEBECOR MEDIA INC. (note 4)	1,600,000	1,600,000
GOODWILL	751,317	751,735
OTHER ASSETS	62,618	54,450
	$ 2,840,940	$ 2,898,123
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 91,949	$ 109,269
Income and other taxes	-	1,456
Deferred subscription revenue	15,667	15,213
Current portion of long-term debt	35,000	5,000
	142,616	130,938
LONG-TERM DEBT	482,083	549,512
FUTURE INCOME TAXES	39,713	38,981
OTHER LIABILITIES	37,600	37,661
NON-CONTROLLING INTEREST	2,016	1,838
SHAREHOLDER'S EQUITY		
CONVERTIBLE OBLIGATION (note 4)	1,672,434	1,692,673
CAPITAL STOCK	301,801	301,801
RETAINED EARNINGS	162,782	144,442
TRANSLATION ADJUSTMENT	(105)	277
	2,136,912	2,139,193
	$ 2,840,940	$ 2,898,123

(Thousands of Canadian dollars)

1. Basis of presentation

The unaudited consolidated financial statements in this report have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with Sun Media Corporation's ("the Company's") annual audited consolidated financial statements and notes thereto. The interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of the Company, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of the Company's business.

2. Charge for Restructuring of Operations

The Company implemented restructuring initiatives in the second quarter of 2001 in response to difficult market conditions. The initiatives resulted in a work-force reduction charge of $11,500 in the quarter, or $7,000 net of tax. Employee terminations were made across all geographic regions and departments of the Company, and included employees at all levels. The work-force reduction costs consisted primarily of severance, benefit, and other personnel-related costs. A total of 225 employees were terminated. As at June 30, 2002, $500 was included in accrued liabilities relating to the termination costs from the second and fourth quarters of 2001. The remaining termination costs are expected to be paid by the end of the year.

3. Changes in Accounting Policies

a) Business Combinations

In fiscal 2001, the Canadian Institute of Chartered Accountants ("CICA") issued section 1581, *Business Combinations*, of the CICA Handbook. Under section 1581, business combinations initiated after June 30, 2001 are to be accounted for as a purchase. Also, the section specifies that certain criteria for intangible assets acquired in a purchase method business combination must be met to be recognized and reported apart from goodwill. For purchase business combinations consummated after June 30, 2001, goodwill and intangibles are to be recorded and amortized in accordance with section 1581 and section 3062 of the Handbook (see item (b)). There have been no business combinations since June 30, 2001.

b) Goodwill and Intangible Assets

In fiscal 2001, the CICA issued section 3062, *Goodwill and Intangible Assets*, of the CICA Handbook. Section 3062 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company has adopted the provisions of section 3062, effective January 1, 2002.

In connection with section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption.

(Thousands of Canadian dollars)

Effective January 1, 2002, the Company had unamortized goodwill of $751,735 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The table below outlines the impact of the change had it been applied retroactively.

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Net earnings	$81,907	$11,272	$150,583	$18,482
Add back goodwill amortization net of income taxes	-	5,045	-	10,034
Net earnings before goodwill amortization	$81,907	$16,317	$150,583	$28,516

4. Convertible Obligation and Investment in Quebecor Media Inc.

On July 9, 2001, the Company issued a $1,600,000 Convertible Obligation to its parent, Quebecor Media Inc. ("QMI"). This Convertible Obligation is due July 14, 2007 and carries a rate of 12.15% per year, payable semi-annually. At the option of the Company, each payment may be deferred and paid in Common Shares of the Company. The Convertible Obligation is also convertible at the option of the Company into Common Shares of the Company. The first interest payment on the convertible obligation of $117,173 took place on February 14, 2002, and at June 30, 2002 the unpaid distribution on the convertible obligation amounted to $72,434. In the six month period ended June 30, 2002, the interest on the convertible obligation amounted to $61,068, net of income taxes of $35,866. In the three month period ended June 30, 2002, the interest on the convertible obligation amounted to $30,534, net of income taxes of $17,933.

The proceeds on the Convertible Obligation were invested into $1,600,000 Cumulative First Preferred Shares of QMI, which carry fixed cumulative preferential dividends at a rate of 12.50% per year, payable semi-annually. During the six months ended June 30, 2002, dividends of $99,726 payable by QMI by July 14, 2002, were declared on the Cumulative First Preferred Shares owned by the Company. On February 14, 2002, the Company received payment of dividend income of $120,548 from QMI, and at June 30, 2002, the unpaid dividend receivable from QMI was $74,520.

5. Acquisition of 3351611 Canada Inc. and Communications Gratte-Ciel Ltd.

On March 29, 2002, the Company acquired 3351611 Canada Inc. ("3351611") and Communications Gratte-Ciel Ltd. ("Gratte-Ciel") from its parent, QMI, for net cash proceeds of $756. As this transaction was between related parties, the excess of the purchase price over the net book value of the two acquired companies of $230 was recorded as an adjustment to retained earnings. 3351611 is the holding company of Gratte-Ciel, which operates two weekly publications, *the Montreal Mirror* and *Ici Montreal.*

6. Description of the business

The Company publishes urban dailies in eight of the top eleven markets in Canada and seven community dailies. The Company also publishes approximately 191 weeklies, buyer's guides and other specialty publications in communities across Canada and Florida. The Company's principal sources of revenue are from advertising and circulation sales.